

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Jay Burnham
Chief Financial Officer
Seaport Global Acquisition II Corp.
360 Madison Avenue, 23rd Floor
New York, NY 10017

> **Re: Seaport Global Acquisition II Corp.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
> **File No. 001-41075**

Dear Jay Burnham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Notes to Financial Statements
Note 1-Organization and Business Operation, page 5

1. We note disclosure on page 7 that "In connection with the Meeting, the Company entered into Voting and Non-Redemption Agreements with certain stockholders of the Company holding an aggregate of 3,281,138 shares in exchange for their agreeing not to redeem shares of the Company's common stock at the Meeting (collectively, the "Non-Redemption Agreements")." Please clarify for us why these shares appear to remain classified as Class A common stock subject to possible redemption. As part of your response, clarify for us whether there was an accounting impact related to the term in these agreements that provide for the allocation of up to 770,284 shares of common stock held by the Sponsor.

Note 2-Significant Accounting Policies
Basis of Presentation, page 9

2.   Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Rule 10-01(b)(8) of Regulation S-X.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jennifer O'Brien at 202-551-3721 or Kimberly Calder at 202-551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation